Exhibit 4.29

Summary

of

Framework Agreement for Transfer of CDMA Business

Among

China Unicom Corporation Limited

and

China Unicom Limited

and

China Telecom Corporation Limited

dated June 2, 2008

Our Company, China Unicom Corporation Limited (“CUCL”) and China Unicom Limited (“Unicom”), jointly the parties, entered into a Framework Agreement for Transfer of CDMA Business (the “Framework Agreement”) on June 2, 2008. Subject to the terms and conditions of the Framework Agreement, our Company shall acquire from CUCL and CUCL shall sell the entire CDMA telecommunications business and related assets and liabilities (the “Acquired Business”) owned and operated by CUCL as of the Completion Date (as defined below).

Scope of the Acquired Business: the parties shall determine the preliminary scope of the Acquired Business before signing of the Detailed Transaction Agreements (as defined below). A final agreement on the scope of the Acquired Business shall be signed by the parties on the Completion End Date (as defined below). The parties shall discuss and agree in the Detailed Transaction Agreements (as defined below) whether China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd. will form part of the Acquired Business.

Consideration: the consideration of the acquisition of the Acquired Business is RMB43.8 billion (the “Preliminary Consideration”). The final consideration (the “Final Consideration”) will be determined in accordance with the following mechanism:

Final Consideration = Preliminary Consideration * A

A shall be determined as follows:

(i) if R1/R2 plus 0.02 is equal to or more than 1, then A shall equal to 1; and

(ii) if R1/R2 plus 0.02 is less than 1, then A shall equal to R1/R2 plus 0.02.

Where

(i) R1 is the CDMA service revenue, which is defined as the revenue generated by Unicom in the course of operating its CDMA telecommunications business minus the total revenue from the sale of telecommunication products, for the six months ended June 30 2008 set forth in the 2008 interim report of Unicom; and

(ii) R2 is the CDMA service revenue for the six months ended June 30 2007 set forth in the 2007 interim report of Unicom.

The Final Consideration will be paid in three installments in cash. The first installment, which is 70% of the Final Consideration, will be paid by us on the Completion Date, which will be a day falling within three days after all the conditions precedent to the acquisition of the Acquired Business have been satisfied or waived. The second installment, which is 20% of the Final Consideration, will be paid by us within three days after the Completion End Date (as defined below). The final installment, which is the remaining 10% of the Final Consideration, will be paid before March 31, 2009.

Condition precedents: completion of the acquisition of the Acquired Business (the “Business Transaction”) will be conditional upon satisfaction or waiver of the following:

(i)	There has been no material adverse change to the operations of the Acquired Business;

(ii)	Shareholders of Unicom have approved the Business Transaction according to applicable laws, regulations and listing rules, and its independent shareholders have approved the assignment agreement of the CDMA termination agreement;

(iii)	CUCL has approved the Business Transaction in accordance with applicable laws and regulations;

(iv)	Shareholders of China United Telecommunications Corporation Limited have approved the Business Transaction according to applicable laws, regulations and listing rules and its non-affiliated shareholders have approved the CDMA termination agreement;

(v)	Shareholders of our Company have approved the amendments to the articles of association and change of business scope of our Company according to applicable laws, regulations and listing rules, and our independent shareholders have approved the CDMA lease agreement between us and China Telecom Group;

(vi)	All necessary approvals have been obtained for the Business Transaction and the asset transfer agreement among Unicom New Horizon Corporation Limited, China United Telecommunications Corporation and China Telecom Group (the “Asset Transfer”) from all applicable PRC governmental agencies and from governments and regulatory agencies in other relevant jurisdictions, including the approval granted by the Ministry of Industry and Information for China Telecom Group to authorize our Company to operate mobile telecommunications business and its right to use the relevant telecommunications resources such as CDMA bandwidth and telecom network numbers;

(vii)	CUCL has performed all necessary procedures as required under applicable laws and/or other contracts to which CUCL is subject to in accordance with the completion plan, including but not limited to issuing notice of creditors meetings/procedures or obtaining consent from the creditors;

(viii)	Our Company, CUCL and Unicom have entered into detailed transaction agreements for the Business Acquisition, including any transitional arrangements (the “Detailed Transaction Agreements”); and

(ix)	The Asset Transfer and the Business Transaction have been simultaneously completed.

The parties shall use reasonable endeavors to procure the conditions set forth above to be satisfied as soon as practicable before September 30, 2008. If the conditions precedent are not satisfied before December 31, 2008 or any other day as agreed among the parties, the Framework Agreement will terminate automatically.

Joint working committee: the parties shall, after discussion, establish a joint working committee within four working days following the signing of the Framework Agreement. The joint working committee will be responsible for ensuring the stable operation and transition of the Acquired Business during the course of the transaction.

Transfer of employees: CUCL will also transfer to our Company certain number of employees, which will be determined based upon the total number of employees who had employment agreements with CUCL as of December 31, 2007, multiplied by a percentage, the numerator of which is the CDMA service revenue for 2007 and the denominator of which is the total service revenue of Unicom for the same period. The employees whose responsibilities are directly related to the Acquired Business will be transferred to our Company. Other employees whose responsibilities are to support the development and general management of the Acquired Business will also be transferred from CUCL to our Company. Detailed transfer arrangement will be determined by a separate agreement to be entered into by CUCL and our Company taking into consideration the differences in the businesses of the two companies in southern and northern China. Our Company and CUCL agree to finalize the list of employees to be transferred to our Company as soon as possible after the execution of the Framework Agreement. In addition, our Company and CUCL will enter into separate agreements to specify details of the arrangement with respect to the services, if any, to be provided to our Company by employees of third parties who are seconded to CUCL.

Pre-completion undertakings by CUCL and Unicom:

Except otherwise agreed in the transaction documents, or with the approval or consent of our Company or the joint working committee, CUCL and Unicom undertake that prior to the Completion Date:

(i)	the operation and management of the Acquired Business will follow the usual operating policies: (a) they will not make any material changes to the usual operating policy of the Acquired Business, including but not limited to the customs and policies of operation, sales and pricing arrangements, (b) they will not make any material changes to the usual financial policy of the Acquired Business, (c) they will actively preserve the subscriber base of the Acquired Business and expand the subscriber base in accordance with their usual sales practice and (d) they will maintain the normal operation of the Acquired Business and provide usual standard services to subscribers of the Acquired Business;

(ii)	they will not enter into any contracts relating to the Acquired Business involving an amount of RMB20 million or above;

(iii)	they will not make any investment relating to the Acquired Business involving an amount of RMB20 million or above;

(iv)	they will not dispose, including but not limited to transfer, obtain, lease, mortgage or any other activities that give rise to any third party interests, any part of the Acquired Business where such part of the Acquire Business has a value of RMB20 million or above;

(v)	they will not make any material changes to the employee relationship, roles and remuneration of employees of the CDMA Business and other employees to be transferred to our Company; and

(vi)	CUCL undertakes that it will not, as of the Completion Date, have any liability for outstanding wages and benefits with respect to employees to be transferred.

In addition, CUCL shall actively co-operate with our Company in order for us to complete our due diligence investigation and for our Company to account for and verify physical assets against CUCL’s accounting records related to the acquisition.

Completion and transfer of assets:

The Completion Date shall be the date of the first payment of the Final Consideration.

As from the Completion Date, the Acquired Business shall become legally owned by our Company. Unless agreed otherwise by the parties, any liabilities and obligations resulting from the management and operation of the Acquired Business before the Completion Date shall be borne by CUCL, and any liabilities and obligations resulting from the management and operation of the Acquired Business after the Completion Date shall be borne by our Company.

The parties agree to complete the necessary procedures for the substantial completion of the transfer of the Acquired Business to our Company within 60 days after the Completion Date (the “Completion End Date”) in accordance with the completion plan. In order to achieve this object, the parties will jointly commence follow-up work before signing of the Detailed Transaction Agreements, including determination of the scope of the Acquired Business, due diligence, accounts verification and asset checking. The parties shall commence the verification of the scope of the Acquired Business (such as list of assets, liabilities, personnel, significant contracts) as soon as practicable and shall determine the preliminary scope of the Acquired Business before signing of the Detailed Transaction Agreements.

For purpose of assuring a complete transfer of the Acquired Business, in accordance with the completion plan agreed by the parties, CUCL shall, within sixty (60) days after the Completion Date, engage in, including but not limited to, the following actions:

(i)	On the Completion Date, it shall make an announcement on the transfer of CDMA subscribers resulting from the Business Transaction that the whole CDMA subscribers group has been transferred to our Company since the Completion Date;

(ii)	On the Completion Date, the employment relationship of the employees to be transferred shall be transferred to our Company;

(iii)	The assets of the Acquired Business, including tangible and intangible properties, shall be transferred to our Company; CUCL’s current contractual relations and business arrangements in relation to the Acquired Business shall be altered accordingly; all the rights enjoyed and obligations borne by CUCL shall become the rights and obligations of our Company (or jointly enjoyed or borne by the parties);

(iv)	All categories of business information in relation to the Acquired Business that is attached to an asset or obligation to be transferred, including but not limited to relevant contracts, subscriber information, business records, financial and accountant records, operation records, statistical materials, manuals, maintenance handbooks, training manuals and any other documents, data or materials that are necessary or relevant to the normal operation of the Acquired Business, in the form of paper, electronic or any other versions, shall be delivered to our Company in its original form;

(v)	Relevant procedure to change the party or parties of contracts involved in this Business Transaction shall be proceeded; and

(vi)	Debt obligations shall be assigned to our Company and the contractual party bearing debt obligations in the contracts shall be changed.

CUCL and our Company will further specified the terms of the completion plan in the Detailed Transaction Agreements.

Representations and Warranties:

CUCL represents and warrants that, except for any written disclosure contained in the Detailed Transaction Agreements or provisions in relevant financial statements, that:

(i)	It has the necessary permission or license to operate the Acquired Business (including basic telecommunications and value-added services);

(ii)	The transfer of the Acquired business does not breach any applicable laws, its constitutional documents, or any contracts between itself and third parties; and

(iii)	It has the legal right to own the Acquired Business and relevant assets, and such assets are not subject to any limitation of rights (including but not limited to mortgage, pledge, lien, title retention rights and any other third party interests).

(iv)	CUCL shall make detailed representations and warranties in the Detailed Transaction Agreements in accordance with market practice and on terms mutually agreed by CUCL and the Company. These representations and warranties shall cover the Acquired Business (including but not limited to business, technical, financial and legal aspects) and the validity of the sale of the Acquired Business.

Unicom shall also warrant on the accuracy of such representations and warranties made by CUCL.

Our Company represents and warrants that we have the necessary financial resources to pay the consideration for the Business Transaction. Our Company shall make detailed representations and warranties on the validity of our acquisition of the Acquired Business in the Detailed Transaction Agreements in accordance with market practice and on terms mutually agreed by CUCL and our Company.

Post-completion arrangements:

Our Company and CUCL agree to provide to each other necessary operational assistance and service support with respect to the assets that are used for both the CDMA network and GSM network and owned by CUCL and our Company respectively following the completion to ensure the normal operations of the Acquired business and the GSM business after completion and that services provided to subscribers are not affected and in particular, the parties shall have reciprocal use of the information technology system and value-added service platform until March 31, 2009.